COOPER

Lehman Brothers
Industrial Select Conference

December 1, 2000

Material in this presentation may include forward looking statements under the Private Securities Litigation Act of 1995. These statements are subject to various risks and uncertainties, many of which are outside the control of the Company, such as the level of market demand, competitive pressures and future economic conditions. A discussion of these factors may be found in the Company's annual report on Form 10-K and other recent SEC filings.

Cooper Industries

A Growing Presence in Worldwide Electrical & Electronic Markets

Agenda

- Historical Perspective
- Current Performance Trends
- Long-term Potential

Cooper Industries
1995



Tools &
Hardware
16%
Electrical
Products
35%
Petroleum &
Industrial
20%
Automotive
29%

Pro-Forma Annualized Revenues $6.1 Billion

Strategic Actions

- Exit low return businesses with limited upside potential

Cooper Industries
1995


Tools &
Hardware
4%
Petroleum &
Industrial
20%
Automotive
29%

Low Return Businesses

Annualized Revenues $3.3 Billion

Strategic Actions
Continuing Operations

1995


Tools &
Hardware
25%
Electrical
Products
75%

$2.8 Billion

- Focus remaining business lines on growing earnings and cash flow
- Strengthen existing businesses and expand product scope with complementary acquisitions

Cooper Industries
Continuing Operations

1995


Tools & Hardware 25%
Electrical Products 75%

$2.8 Billion

2000


Tools & Hardware 19%
Electrical Products 81%

$4.5 Billion

Revenues

($ Billions)



5.0
4.0
3.0
2.0
1.0
0.0
$2.8
$3.1
$3.3
$3.7
$3.9
1995
1996
1997
1998
1999

Operating Earnings

($ Millions)



700
600
500
400
300
200
100
0
$437
$478
$521
$544
$578
1995
1996
1997
1998
1999

EBITDA

($ Millions)


800
600
400
200
0
$556
$611
$643
$681
$725
1995
1996
1997
1998
1999

Earnings per Share


4.00
3.00
2.00
1.00
0.00
$2.46
$2.72
$3.16
$3.23
$3.52
1995
1996
1997
1998
1999

Return on Invested Capital


20%
15%
10%
5%
0%
1995
1996
1997
1998
1999

Return on Equity


20%
15%
10%
5%
0%
1995
1996
1997
1998
1999

Dividends per Share



1.50
1.00
0.50
0.00
$1.32
$1.32
$1.32
$1.32
$1.32
$1.40
1995
1996
1997
1998
1999
2000

- Current yield of 3.5%

Cooper Growth Platforms

Hazardous Duty Electrical Equipment
COOPER Crouse-Hinds

Circuit Protection
COOPER Bussmann

Lighting
COOPER Lighting

Power Systems
COOPER Power Systems

Tools
COOPER Tools

Wiring Devices
COOPER Wiring Devices

General Duty Electrical Equipment
COOPER B-Line

Europe
COOPER Menvier

Estimated Annual Revenues $5.0 billion

COOPER Crouse-Hinds

Electrical products designed to protect electrical systems in demanding commercial and industrial environments.


10%







Major Markets: **Used in commercial, industrial and hazardous area environments.**

COOPER Bussmann


10%

Circuit protection and power management products designed to protect electrical and electronic systems.





Major Markets: **Used in electrical and automotive systems, telecommunications products, consumer electronics, computers and peripherals.**

COOPER Lighting


27%

Lighting fixtures and related products for indoor and outdoor use





Major Markets: **Used in residential and commercial installations, including homes, office buildings, shopping centers, sports facilities, parking lots and industrial plants.**

COOPER Power Systems


18%

Equipment, components and systems for the distribution and management of electrical power.





Major Markets: **Used by electrical utilities and significant commercial and industrial power producers.**

COOPER Menvier

Emergency lighting, security equipment, fire detection systems and lighting fixtures.


5%





Major Markets: Residential, industrial and commercial.

COOPER Wiring Devices


5%

Wiring devices, switches, plugs and receptacles to deliver and control electrical power





Major Markets: **Residential, commercial and industrial use.**

COOPER B-Line

Support systems and enclosures used in the installation and retrofitting of electrical, mechanical and telecommunications applications.


8%





Major Markets: **Used by commercial, industrial, utility and original equipment manufacturing markets.**

COOPER Tools


17%

Electric and pneumatic industrial power tools, automated assembly systems and premium hand tools.




25'

Major Markets: **Power tools: aerospace, automotive, general industrial and energy applications.**

Hand tools: general manufacturing, electronics, agricultural, consumer and construction industries.

North American Electrical Industry

Cooper's Current Markets


Lighting
12.9%
Transmission
&
Distribution
10.6%
Protection
6.3%
Enclosures
5.0%
Fittings
4.6%
Wiring
Devices
3.7%
Support
Systems
2.8%
Tools
1%

$40 billion (47%) of $85 billion Market

Key Drivers of Near-term Performance

Recent Acquisitions

B-Line®

EAGLE ELECTRIC

WQ Willsher & Quick

S&S Low Tension Switchgear, Ltd.

Shaper Lighting

KME GYŐR

Recovery in Energy Industry Project Spending



Active Petrochemical Projects
(Worldwide)
Number of Active Projects
1575
1475
1375
1275
1175
1075
Oct-92
Oct-93
Oct-94
Oct-95
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00

Commercial Aircraft Production



1,000
800
600
400
200
0
1996
1998
2000
2002
2004
Airbus
Boeing
Douglas

High-growth Product Lines



Major Cost Improvement Projects
Cooper Lighting



Chicago
Atlanta
Americus
Eufala
China
Monterrey

Status

- Monterrey start up underway/ operations restructuring complete by year end
- Headquarters relocation 4Q/01
- China outsourcing gaining momentum

Major Cost Improvement Projects
Cooper Menvier



China
Doncaster
Holmes Chapel
Banbury

Status

- Holmes Chapel closed 7/00
- Banbury to be closed by year end
- China production being expanded

Major Cost Improvement Projects
Cooper Wiring Devices



New York City
South Carolina
China
Mexico City

Status

- 200+ positions to be moved by year end
- Transition inventories being built
- China sourcing being developed

Major Cost Improvement Projects
Cooper Tools


Springfield
Apex
Cheraw
Querétaro
Mexico City

Status

- Mexican manufacturing facility under construction
- Low cost production begins in 2001

Cooper Growth Platforms

Hazardous Duty Electrical Equipment
COOPER Crouse-Hinds

Circuit Protection
COOPER Bussmann

Lighting
COOPER Lighting

Power Systems
COOPER Power Systems

Tools
COOPER Tools

Wiring Devices
COOPER Wiring Devices

General Duty Electrical Equipment
COOPER B-Line

Europe
COOPER Menvier

Cooper Growth Platforms

Hazardous Duty Electrical Equipment

COOPER Crouse-Hinds

Circuit Protection

COOPER Bussmann

Lighting

COOPER Lighting

Power Systems

COOPER Power Systems

Tools

COOPER Tools

Wiring Devices

COOPER Wiring Devices

General Duty Electrical Equipment

COOPER B-Line

Europe

COOPER Menvier

Leverage

Strategic Sourcing

- High volume, limited supplier base
  - Direct negotiation
- High volume, multiple supplier base
  - Freemarkets auction
- Other
  - Cooper integrated business model

Strategic Sourcing

- High volume, limited supplier base
  - Direct negotiation
- High volume, multiple supplier base
  - FreeMarkets auction
- Other
  - Cooper integrated business model

$50 million annualized savings

The Cooper Connection

COOPER

Connection

The Power
Behind The Brands.

The Cooper Connection

- **Observations**
  - Cooper is the #1 or #2 largest supplier at most major electrical distributors in North America
  - Typically, distributors do not carry all available Cooper products
  - There is potential for expanded sales of currently carried products at most distributors

The Cooper Connection

Hazardous Duty Electrical Equipment

COOPER Crouse-Hinds

Lighting

COOPER Lighting

Circuit Protection

COOPER Bussmann

Wiring Devices

COOPER Wiring Devices

General Duty Electrical Equipment

COOPER B-Line

The Cooper Connection

- Distributor Benefits
  - Incentive to grow Cooper business
- Cooper Benefits
  - Enhances revenue growth

Easy to understand - Simple to administer

Key Drivers of Near-term Performance

- Recent acquisitions
- Recovery in electrical construction materials and aerospace tools
- Higher growth product lines
- Cost improvement projects
- Strategic Sourcing
- The Cooper Connection

Cash Flow

($ Millions)



500
400
300
200
100
0
2000
2004

COOPER

A Growing Presence in Worldwide Electrical & Electronic Markets

- Leading Business Platforms
- Expanding Growth Opportunities
- Strong Cash Flow

COOPER